EXHIBIT 22

LIST OF GUARANTOR SUBSIDIARIES

The following subsidiaries of CNH Industrial Capital LLC (the "Company") are guarantors with respect to the Company’s 3.875% Senior Notes due 2021, 4.375% Senior Notes due 2022, 1.950% Senior Notes due 2023, 4.200% Senior Notes due 2024, 1.875% Senior Notes due 2026 and 1.450% Senior Notes due 2026:

NAME OF GUARANTOR SUBSIDIARY	JURISDICTION OF FORMATION
CNH Industrial Capital America LLC	Delaware
New Holland Credit Company, LLC	Delaware